November 15, 2007

MAIL STOP 3561
<u>via facsimile and U.S. mail</u>

Paul T. Kefalas, President
Rootlevel Holdings, Inc.
432 Ardwell Street
Town of Mount Royal, Quebec
Canada H3P 1T9

       Re: **Rootlevel Holding, Inc.**
                  Offering Statement on Form 1-A
                  Filed October 26, 2007
                  File No. 24-10191

Dear Mr. Kefalas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision, or revisions, is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Notification</u>

1. Please expand item 4(b) to indicate whether the offering will be registered in the specified jurisdictions. If the offering will not be registered, please indicate the exemption from registration to be relied upon in making the offering in these jurisdictions.

Business and Properties, page 30

2. Please remove the sales forecast projections included in your filing. Projections may be included when based on reasonable assumptions and related to historical results. As you do not have historical revenues and the funding from your offering is uncertain, projections do not appear appropriate.

3. The responses to item 4(a) and 9(b) do not appear to agree. According to 9(b), the first proceeds from the offering will be allocated to "business marketing, advertising and promotion" while the first activity set forth under item 4(a) is software development. Please revise as appropriate.

4. Please expand the response to item 4(a) to quantify the anticipated costs of the listed milestones.

Use of Proceeds, page 62

5. Please revise the table to agree with the format in item 9 of Offering Circular Model A. In this regard, we do not understand the line item "Net Proceeds from Offering" or the $620,605 amount. The four uses of proceeds listed above that line item also appear to be uses of net proceeds. Please revise your table as appropriate.

6. Please explain the sentence following the table, which begins "these figures are subject to change . . . ." If retained, please provide the disclosure required by Item 5 of Offering Circular Model B, Instruction 6.

7. As the amount to be received in the offering appears uncertain, please revise the response to item 11.

Plan of Distribution, page 70

8. Please provide the disclosure required by Item 507 of Regulation S-B.

Accountants' compilation report

9. Please delete the accountant's compilation report and the references to the compilation report in your financial statements and other parts of the offering circular. Please confirm to us that the financial statements will be included in the offering circular distributed to potential investors.

Legality opinion

   10. Please revise to remove the limitations set forth in paragraphs a. and g.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at (202) 551-3236 with questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Beverages, Apparel and
          Healthcare Services

cc: Virginia K. Sourlis, Esq.
     By facsimile to 732-530-9008